Exhibit 99.1

Transactions involving shares of Common Stock of the Issuer during the past 60 days

On March 17, 2022, trusts of which William S. Fisher is a trustee received gifts of 4,200 shares.

On March 31, 2022, a trust of which William S. Fisher is a trustee received a gift of 2,883,393 shares.

On April 4, 2022, a trust of which William S. Fisher is a trustee received a gift of 819,388 shares.